STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	February 4, 2005
Corporate Office:	#SRU-04-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PLATINUM AND PALLADIUM
FOOTWALL MINERALIZATION ASSAY HIGHLIGHTS

The Company has received assay results for footwall PGE (Platinum Group Element) mineralization from 13 additional diamond drill holes (04-182 to 04-195) located between grid lines 39+35W and 48+80W in the “Pit Area” of the West Zone of its Ferguson Lake project. Drill hole 04-188 is a metallurgical hole drilled to provide footwall mineralization for ongoing flotation test work being undertaken in Johannesburg, South Africa. The Company is awaiting additional footwall assays from a further nine holes in the “Pit Area”.

The gabbro-hosted footwall mineralization is comprised of low-sulphide, PGE enriched intervals and intermittent occurrences of PGE-rich, semi-massive to massive sulphides located well below the main massive sulphide lens(es).

TABLE I HIGHLIGHTS – PLATINUM AND PALLADIUM – FOOTWALL MINERALIZATION
Hole No.	Length (m) (ft)	Pd g/t	Pt g/t	2PGE*
04-183	1.50 (4.92)	6.45	0.98	7.43
04-185	1.15 (3.77)	4.36	0.47	4.83
04-186	1.80 (5.91)	3.93	0.58	4.51
(including	0.30 (0.98)	17.61	2.66	20.27)
04-187	0.75 (2.46)	3.74	1.16	4.90
04-192	1.64 (5.38)	4.26	0.18	4.44
04-193	1.70 (5.58)	4.25	2.42	6.67
04-194	1.82 (5.97)	2.93	1.09	4.02
04-195	3.00 (9.84)	12.69	1.48	14.17
(including	1.50 (4.92)	24.85	2.48	27.69)
	4.63 (15.19)	4.21	0.37	4.58
*2PGE=Pt+Pd

High-grade platinum and palladium intercept highlights for these holes is presented in Table I while complete footwall assay data for 2004 “Pit Area” drilling (04-162 to 04-195) is presented in an Appendix to this News Release and also available for viewing at http://www.starfieldres.com/PR .

The 2004 footwall mineralization data is characterized by variable concentrations of platinum and palladium, often within broad zones which may contain bonanza grades of 2 PGEs. True thickness of the drill intercepts are not defined at this time. Designed in part to test the footwall-style of mineralization, completed definition drilling in the “Pit Area” of the West Zone is expected to provide data required for an inferred resource estimate of the footwall PGE zone(s) in 2005. The definition drilling has also provided data which will enable a revised estimate of indicated mineral resources for the main massive sulphide body above the footwall PGE mineralization. These revised estimates are expected during the second quarter of 2005.

Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10, 2004, page 3.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director

(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release.)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.